January 27, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Sonia Bednarowski

Re: Finance of America Companies Inc.

       Amendment No. 1 to Registration Statement on Form S-4

       Filed December 22, 2020

       File No. 333-249897

Dear Ms. Bednarowski:

On behalf of our client, Finance of America Companies Inc., a Delaware corporation (the “Company” or “New Pubco”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated January 14, 2021, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, we are concurrently submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Summary of the Proxy Statement/Prospectus

The Business Combination

The Transaction Agreement, page 20

1.

Refer to comment 8. Please revise to include the aggregate value as well as the per share and per warrant value that holders of Replay’s Ordinary Shares and Replay’s warrants will receive in connection with the Business Combination, and disclose the aggregate value that the Sponsor will receive for its Founder Shares and Private Placement Warrants as well as the value of the per Founder Share and per Private Placement Warrant consideration that the Sponsor will receive. In addition, please expand your definition of “Earnout Securities” on page 21 to disclose how and when such additional shares of New Pubco’s Class A common stock and FoA Units may be issued.

In response to the first sentence contained in the Staff’s comment, the Company respectfully refers the Staff to the disclosure on page 22 of Amendment No. 2, which the Company added in response to comment 8 in the Staff’s letter addressed to the Company, dated December 3, 2020, with respect to Amendment No. 1 to the Registration Statement. Such disclosure states that holders of Replay’s Ordinary Shares will not receive any cash consideration in connection with the Business Combination but that, upon the effectiveness of the Domestication, each of Replay’s currently issued and outstanding Ordinary Shares (including Founder Shares) and Warrants will automatically convert in connection with the Domestication, on a one-for-one basis, into Replay LLC Units and Warrants to purchase Replay LLC Units, and upon the effectiveness of the Replay Merger, each such Replay LLC Unit and Warrant will automatically convert into the right to receive one share of Class A Common Stock and one Warrant to purchase a share of Class A Common Stock. Further, such disclosure states that, in connection with the closing of the Business Combination, the Private Placement Warrants owned by the Sponsor will be cancelled in exchange for 775,000 Ordinary Shares (which will ultimately convert into 775,000 shares of Class A Common Stock). The Company respectfully advises the Staff that the Company views the foregoing disclosure as being responsive to the Staff’s request for disclosure regarding “value.”

In response to the second sentence contained in the Staff’s comment, the Company has added additional disclosure on pages 21 and 22 regarding how and when the “Earnout Securities” may be issued.

Finance of America Companies Inc.

January 27, 2021

Organizational Structure

Following the Business Combination, page 32

2.

Refer to comment 11. Please provide here a brief summary of the FACo Holdings Agreement disclosed in footnote 1 to your diagram on page 32, including a description of the “hurdle amount.” In addition, please clarify, if true, that after purchasing the Finance of America Commercial Holdings LLC Class B units, Finance of America Commercial Holdings LLC will be a indirect wholly-owned subsidiary of New Pubco, and that the result of this transaction agreement is reflected in the diagram provided on page 34, or advise.

The Company has revised page 34 to address the matters identified in the Staff’s comment.

Selected Historical Consolidated Financial Data of FOA, page 37

3.

Noting that the amounts presented for the results of operations for the nine months ended September 30, 2020 and 2019 do not agree with the amounts presented in the MD&A and the historical interim financial statements, please ensure these amounts are accurate and revise as needed.

The Company has revised the table presented on page 39 to address the matters identified in the Staff’s comment.

Unaudited Pro Forma Combined Consolidated Financial Information, page 106

4.

Noting that Finance of America Companies, Inc. (New Pubco) is acquiring Blackstone Tactical Opportunities Fund (Urban Feeder) — NQ L.P., a Delaware limited partnership (Blocker), please tell us how you considered whether financial statements were required for Blocker.

The Company considered the guidance of Regulation S-X Rule 3-05 requiring the filing of separate pre-acquisition historical financial statements when the acquisition of a significant business has occurred or is probable. However, the Company advises the Staff that the Blocker would not be considered within the scope of S-X Rule 3-05 as it does not meet the SEC’s definition of a business pursuant to Rule 11-01(d). The Company respectfully advises the Staff that the Blocker has no revenue producing activities prior to or following the Transaction, nor does it have any physical facilities, employees or intangible assets. As of September 30, 2020, the primary asset held by Blocker is an investment in FoA through Class A Units held of approximately $190 million. All other assets held by Blocker are less than $12 million and liabilities held by Blocker are less than $73 million. Therefore, if Blocker were to be evaluated under S-X Rule 3-05, Blocker would not be considered significant to New Pubco as it would not exceed the Investment, Asset or Income test thresholds.

5.

Please refer to comments 15 and 17. Please tell us in detail and revise to disclose what assets and liabilities Blocker holds. Please tell us how you determined that the accounting for the Blocker Merger does not have any independent accounting impact on the end-state New Pubco.

The Company advises the Staff that as of September 30, 2020 the primary asset held by Blocker is an investment in FoA through Class A Units held of approximately $190 million. All other assets held by Blocker are less than $12 million and liabilities held by Blocker are less than $73 million. Furthermore, through the Blocker Merger, Blocker will become a subsidiary of New Pubco in order for New Pubco to obtain an indirect ownership interest in FoA. The Blocker Merger does not have an accounting impact on New Pubco apart from that described above, which will result in New Pubco being the accounting acquirer of FoA. As a result, the Blocker’s equity interests in FoA will be rolled over into New Pubco. The Company further advises the Staff it has revised its disclosures to include a description of the assets and liabilities that Blocker holds on page 109.

Finance of America Companies Inc.

January 27, 2021

Adjustments and Assumptions to the Unaudited Pro Forma Combined Consolidated Balance Sheet as of September 30, 2020, page 116

6.	Please tell us and revise to clarify why adjustments (k) and (n) impact Accumulated Other Comprehensive Loss as opposed to Retained Earnings.

The Company advises the Staff that, prior to the Business Combination, FoA is structured as a pass-through entity without a Retained Earnings account. As there is no historical Retained Earnings balance reported in FoA’s Consolidated Statements of Financial Condition, adjustments (k) and (n) were made to Accumulated Other Comprehensive Loss, which is reported in FoA’s Consolidated Statements of Financial Condition. In addition, the Company advises the Staff that adjustment (r) closes out the historical balances of FoA’s equity accounts as well as the impact of any preceding pro forma adjustments, inclusive of adjustments (k) and (n), to goodwill, prior to applying the impact of purchase accounting pro forma adjustments.

7.

Please tell us and revise to discuss why the Blocker rollover equity is included in the consideration transferred. Also, tell us how you considered whether the Blocker Merger should be presented in a separate column in the pro forma financial information.

The Company advises the Staff that the consideration that will be transferred for FoA consists of cash, paid by Replay, and equity, in the form of Blocker’s rollover equity interest. The Blocker existed as part of FoA’s historical structure and its investors indirectly held an economic interest in the operating business of FoA. As part of the Business Combination, such investors in Blocker elected to exchange their shares in Blocker for cash and shares of New Pubco Class A Common Stock (i.e., rollover their interests). Accordingly, the value of their exchanged equity is included in the consideration transferred for FoA.

The Company determined that the Blocker Merger should not be presented separately within the pro forma financial information given that the Blocker Merger is a single step in the overall Business Combination to acquire FoA, and should not be considered a separate transaction. The Company notes that the steps of the Business Combination and a description of the Blocker Merger are disclosed within the Form S-4 beginning on page 107. As a result, the Company determined that revised disclosures were not necessary.

The General Meeting of Replay Shareholders

Proposal No. 1 - Cayman Proposals

Proposal 1(A): The Domestication, page 133

8.

Refer to comment 4. Please revise your disclosure on page 122 to clarify that in connection with the Domestication, each Replay public warrant will be converted into a right to receive a Replay LLC warrant. In addition, please describe the Replay LLC warrants and the Replay LLC Units in the Description of Securities section, and include the Replay LLCA as an exhibit and annex to your registration statement.

The Company has revised the disclosure on page 136 to clarify that in connection with the Domestication, each Replay public warrant will be converted into a right to receive a Replay LLC warrant. The Company respectfully advises the Staff that Section 2.07 of the Transaction Agreement requires the Replay Merger to be consummated at the Closing following the consummation of the Domestication at the Closing. As permitted by the DLLCA, the Replay LLCA will provide that the Transaction Agreement and related documents, Replay’s execution, delivery and performance of such documents and the consummation of the Replay Merger and the other transactions contemplated by such documents are authorized without further action, vote or approval of the board of managers of Replay, the members of Replay or any other person. As a result, the Replay Merger will be consummated immediately following the consummation of the Domestication on the day of Closing. Accordingly, the Replay LLCA will be operative only transiently on the day of Closing, such that the Replay LLC warrants will also exist only transiently. Furthermore, in connection with the Domestication and Replay Merger, the Replay LLC Units will also exist only transiently, as they will automatically convert into the right to receive shares of Class A Common Stock. We therefore did not describe the Replay LLC warrants or the Replay LLC Units in the Description of Securities section, as their inclusion could potentially mislead investors.

Finally, the Company respectfully advises the Staff that the Replay LLCA is already included as Exhibit 3.4 to the Registration Statement and as Exhibit K to Annex A of the Registration Statement.

Finance of America Companies Inc.

January 27, 2021

Proposal 1(B): The Replay Limited Liability Company Agreement, page 134

9.

Refer to comment 25. We note your exclusive forum provision in the Replay LLCA identifies the federal court in the state of Delaware as the exclusive forum for claims brought under the Exchange Act. Please state that there is uncertainty as to whether a court would enforce such a provision. In addition, please clarify whether your exclusive forum provision applies to actions arising under the Securities Act, and please state that there is uncertainty as to whether a court would enforce such a provision. If the provision applies to Securities Act claims, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act and the rules and regulations thereunder. Also, please state here and in your risk factor section whether the jury waiver provision applies to claims brought under the Exchange Act and Securities Act. If the jury waiver provision extends to federal securities law claims, please also state here and in your risk factor disclosure that your investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

The Company has revised the disclosure on pages 100 and 137 to clarify that the exclusive forum provision in the Replay LLCA does not apply to actions arising under either the Securities Act or the Exchange Act, and to state that members will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder as a result of the Replay LLCA forum selection provisions. The Company respectfully advises the Staff that there is no uncertainty as to whether a court would enforce such provisions, as Delaware courts do enforce the types of exclusive forum provisions contained in the Replay LLCA; we therefore did not include this language.

The Company has also revised the disclosure on pages 100 and 137 to clarify that the jury waiver provision does not apply to claims brought under the Exchange Act or the Securities Act.

Impact of COVID-19, page 229

10.	Please update to quantify the percentage of your serviced loans that are in forbearance as of the most recent practical date, and include the percentage in your risk factor disclosure, if applicable.

The Company has revised the disclosure on page 233 to quantify the amount and percentage of forward mortgage loans serviced by the Company that are in forbearance as of September 30, 2020. This language was also added to the risk factors disclosure on page 51. There are no commercial loans serviced by the Company currently in forbearance. The reverse loans serviced by the Company do not have contractual principal and interest payments and therefore these loans would not enter forbearance.

Results of Operations — Consolidated Results, page 233

11.

Please refer to comment 36. Please revise to explain why you present interest income on loans reclassified to held for sale as held for investment as disclosed in note 1 to the table on page 235. Please quantify the amount for each period presented, if significant.

The Company has revised the applicable line items in the table on page 238 to address the matters identified in the Staff’s comment and to provide clarity on the nature and classification of these components of NIM to the reader. Net interest margin included in fair value gains on mortgage loans includes interest income and expense on all commercial and reverse loans and the related nonrecourse obligations. Interest income on forward loans is presented as a separate line item in net interest expense for consistency and comparability to other forward mortgage originators. Within note 1 to the table on page 238, the Company has clarified the classification and added language to direct the reader to Note 2, Summary of Significant Accounting Policies to the Consolidated Financial Statements for additional information on the Company’s accounting for forward and reverse mortgage loans.

Finance of America Companies Inc.

January 27, 2021

FOA Financial Statements

Notes to Consolidated Financial Statements

18. Other Financing Lines of Credit, page F-74

12.

Please refer to comment 48. Please revise to quantify the amount of retained earnings or net income that is restricted or free from restrictions for payment of dividends by FOA and its subsidiaries. Refer to Rule 4-08(e) of Regulation S-X for guidance.

As of September 30, 2020, there were no restrictions on distributions for the registrant, however there are restrictions on distributions applicable to the registrant’s operating subsidiaries. In response to the Staff’s comment, the Company has revised the disclosure on pages F-80 and F-156 to quantify the most restrictive of its financial covenants that restrict distributions, most recent period results, and the maximum allowable distribution by each such operating subsidiary.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (703) 749-1386.

Sincerely yours,

/s/ Jason Simon
Jason Simon Greenberg Traurig, LLP

cc: Edmond Safra

President

Finance of America Companies Inc.